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                              March 22, 2023

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 17,
2023
                                                            File No. 333-270345

       Dear Linghui Kong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4

       The Business Combination Proposal
       Selected Unaudited Financial and Other Information of Bitdeer, page 144

   1. Please revise the disclosure in this section to remove any implication that investors should not rely on the
information presented. If you choose to disclose preliminary results, you should be able to
assert that the actual results are not expected to differ materially from that reflected in the
preliminary results.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
March      NameBitdeer Technologies Group
       22, 2023
March2 22, 2023 Page 2
Page
FirstName LastName
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Will Cai